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                                                                  March 12, 2002





VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           RE: Alliance Medical Corporation: Application to Withdraw Registration Statement on Form S-1, as amended (File No. 333-13844), and Registration Statement on Form 8-A (File No. 000-49599)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Alliance Medical Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form S-1, including all amendments and exhibits thereto (File No. 333-13844) (the "Registration Statement"), originally filed on August 23, 2001 and amended on October 10, 2001, November 13, 2001, November 29, 2001, December 27, 2001 and January 18, 2002.

         The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

         In addition, the Company hereby withdraws the Registration Statement on Form 8-A that it filed with the Commission on January 22, 2002, including all exhibits thereto (File No. 000-49599) (the "8-A Registration Statement").

         The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c). The Company further requests that an order with the date of the grant of the withdrawal be included in the files for the Registration Statement and the 8-A Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto." The Company also requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

         Please address any questions to the attention of Richard B. Stagg, Esq. of Snell & Wilmer L.L.P., outside legal counsel to the Company, at (602) 382-6363 or the undersigned at (480) 763-5300.

                                      Sincerely,

                                      /s/ Ricardo M. Ferreira
                                      Ricardo M. Ferreira
                                      Chief Executive Officer